SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 15, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release ASHANTI POSTS STRONG FIRST QUARTER EARNINGS news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6399/6247 \ www.AngloGoldAshanti.com
15 May 2009
ANGLOGOLD ASHANTI POSTS STRONG FIRST QUARTER EARNINGS

Results for the quarter…
·   Continued progress on safety, with lowest-ever number of Lost Time Injuries, while maintaining an improved fatality rate.
·   Production of 1.103Moz, in line with updated guidance.
·   Total cash costs of $445/oz, in line with original guidance.
·   Gold spot price up 14%; received price up 25% quarter-on-quarter.
·   Hedge book commitments reduced by further 154,000oz, with 6% discount to average spot price received.
·   Adjusted headline earnings of $150m, up significantly from prior-quarter $17m loss.
·   Further portfolio optimisation through sale of Boddington mine to Newmont Mining Corp. and
·   Tau Lekoa mine to Simmer & Jack Mines Limited.
·   Anglo American Plc sale of remaining stake to Paulson & Company removes overhang.

AngloGold Ashanti Ltd. reported adjusted headline earnings of $150 million, or 42 cents a share, in the three months through March 31, compared with a loss of $17 million, or 5 cents, the previous quarter.

“The earnings performance shows strong leverage to higher gold prices, even during what is traditionally a slow production quarter,’’ Chief Executive Officer Mark Cutifani said. “Our strategy of reducing the hedge book by almost half over the past year is yielding real results, giving a good kicker to our received gold price.’’

The company continued with its strategy of reducing the hedge book, delivering 154,000oz against commitments during the quarter. This helped achieve a 5.6% discount to spot gold-prices, improving on the target of a 6% discount this year.

Hedge commitments stand at 5.84Moz as of March 31, representing an overall reduction of almost 50%
over the past year. While the average spot gold price rose 14% compared with the previous quarter,
AngloGold Ashanti’s received gold-price jumped by 25%.

“The improved earnings are due to higher spot gold prices, a lower hedge discount and weaker local operating currencies,’’ Chief Financial Officer Srinivasan Venkatakrishnan said. “We remain committed to reducing the hedge book further and achieving the narrowest possible discount to spot gold prices.’’

Total cash costs for the group were well contained from the prior quarter, rising 5% to $445/oz, in line with initial guidance.

Production in the first three months of the year, traditionally the weakest operational period as it follows the annual 10-day, year-end break at the South African mines, declined by 13% to 1.103Moz from the previous quarter. As indicated in revised guidance issued on April 2, output was further affected by the effective loss of three production days across our entire South African division for safety interventions and extended maintenance to the mill at the Geita Gold Mine in Tanzania.

In a move aimed at speeding up the turnaround at the Geita in Tanzania, Graham Ehm, Executive Vice
President for AngloGold Ashanti’s Australian operations and one of the company’s most experienced open-pit mine operators, has been seconded to Geita. He will be working in co-operation with Richard
Duffy, the Executive Vice President for AngloGold Ashanti’s African operations.

Keith Faulkner, the new head of AngloGold Ashanti’s operations in Ghana, is making good progress at
Obuasi, where development metres continue to increase and cost management is improving.

“The issues that affected our operational performance in the first quarter have largely been resolved,’’
said Duffy. “We are now looking forward to building on successes at Obuasi and getting Geita back on track.’’

Strong achievements made in improving safety were marred by two fatalities during the quarter at
AngloGold Ashanti’s South African mines. Safety remains the company’s top priority and operational management continued to make good progress on all fronts during the past year, recording the lowest-
ever number of lost-time injuries and a 58% decline in the fatality injury frequency rate. Regrettably, the second quarter thus far has been disappointing with four fatalities.

AngloGold Ashanti also noted the Colombian government’s decision to award exploration permits covering a portion of the company’s La Colosa concession. Once formally awarded, the permits will allow the resumption of exploration and further work on the pre-feasibility study. The company will co-
operate closely with local communities and non-governmental organizations in developing a sustainable development plan to benefit all stakeholders.

Initial estimates indicate an investment of about $200 million is needed over the next three to four years to increase knowledge of one of the most significant gold discoveries of the past decade and the first significant gold porphyry discovery in the Colombian Andes. An investment of that magnitude will create roughly 700 direct jobs and about three times that number in indirect employment opportunities.

“Receiving the permits from government will be a significant step forward,’’ Chief Executive Officer Mark
Cutifani said. “The La Colosa development could ultimately be a game-changer not only for AngloGold
Ashanti, but also for Colombia’s mining industry.’’

ENDS

Contacts

Tel:
E-mail:
Stewart Bailey (Investor Relations) +1 646 717 3978
sbailey@anglogoldashanti.com
Sicelo Ntuli (Investor Relations) +27 (0) 11 637 6339
sntuli@anglogoldashanti.com

Alan Fine (Media)
+27 (0) 11 637-
6383 + 27 (0) 83 250 0757
afine@anglogoldashanti.com
Joanne Jones (Media) +27 (0) 11 637-
6813 +27 (0) 82 896 0306
jjones@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 15, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary